Filed Pursuant to Rule 433
Registration No. 333-145521
April 27, 2009

PRICING TERM SHEET
April 27, 2009
GATX Corporation 8.750% Senior Notes due 2014

Issuer:	GATX Corporation

Security:	8.750% Senior Notes due 2014

Size:	$300,000,000

Maturity Date:	May 15, 2014

Coupon:	8.750%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2009

Price to Public:	98.996%

Benchmark Treasury:	UST 1.750% due March 31, 2014

Benchmark Treasury Yield:	1.858%

Spread to Benchmark Treasury:	+714.2 bps

Yield:	9.000%

Make-Whole Spread:	T+50 bps

Expected Settlement Date:	April 30, 2009 (T+3)

CUSIP/ISIN:	361448 AG8 / US361448AG81

Anticipated Ratings:	Baa1 (stable) by Moody’s Investors Service, Inc.
BBB+ (stable) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.

Lead Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	KeyBanc Capital Markets
Loop Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-877-858-5407.